SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

(Mark One):

XX ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission file number 000-20739

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
                 FIRST FEDERAL SAVINGS 401(k) PLAN
                 301 Fairway Drive
                 Bloomington, IL  61701

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
                 EAGLE BANCGROUP, INC.
                 301 Fairway Drive
                 Bloomington, IL  61701

First Federal Savings 401(k) Plan
Comparative Statement of Net Assets Available for Benefits
(Unaudited)

                                                     December 31,
                                                  1998          1997
ASSETS
Eagle BancGroup, Inc. common stock               65,114        57,616
Shares of registered investment companies       482,701       348,476

     Total Investments                          547,815       406,092

Cash                                                409         1,811
Money market funds                                4,318         1,890

Participant contributions receivable             11,194         3,116
Employer contributions receivable                23,918        25,835

     Total Contributions Receivable              35,112        28,951

Net Assets Available for Benefits               587,654       438,744

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
(Unaudited)

December 31, 1998

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
ASSETS
Eagle BancGroup,
   Inc. common
   stock               65,114       -        -        -        -        -
 Shares of
   registered
   investment
   companies               -        -    42,745      566   51,271   12,678
 Total Investments     65,114       -    42,745      566   51,271   12,678

Cash                      409       -        -        -        -        -
Money market funds         -     4,318       -        -        -        -

Participant                -        -       244       -     2,010      185
Employer                   -        -       754       -     3,379      609
 Total Contributions
  Receivable               -        -       998       -     5,389      794
Net Assets
 Available for
 Benefits              65,523    4,318   43,743      566   56,660   13,472

December 31, 1998, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -        -
Shares of
   registered
   investment
   companies           52,246   58,269   29,110       -    12,122   20,609
 Total Investments     52,246   58,269   29,110       -    12,122   20,609

Cash                       -        -        -        -        -        -
Money market funds         -        -        -        -        -        -

Participant               634    1,297      720       -       195      782
Employer                2,346    3,089      600       -       757    1,499
 Total Contributions
  Receivable            2,980    4,386    1,320       -       952    2,281

Net Assets
 Available for
 Benefits              55,226   62,655    30,430      -    13,074   22,890

December 31, 1998, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -    65,114
Shares of
   registered
   investment
   companies           52,577   53,109   43,409    7,445   46,545  482,701
 Total Investments     52,577   53,109   43,409    7,445   46,545  547,815

Cash                       -        -        -        -        -       409
Money market funds         -        -        -        -        -     4,318

Participant               985    1,922    1,333       99      788   11,194
Employer                2,473    3,752    2,541      300    1,819   23,918
 Total Contributions
  Receivable            3,458    5,674    3,874      399    2,607   35,112

Net Assets
 Available for
 Benefits              56,035   58,783   47,283    7,844   49,152  587,654

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
(Unaudited)

December 31, 1997

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
ASSETS
Eagle BancGroup,
   Inc. common
   stock               57,616       -        -        -        -        -
 Shares of
   registered
   investment
   companies               -        -    38,316      471   33,998    9,557
 Total Investments     57,616       -    38,316      471   33,998    9,557

Cash                    1,811       -        -        -        -        -
Money market funds         -     1,890       -        -        -        -

Participant                -        -       113       -       453       78
Employer                   -        -     1,314       -     3,472      744
 Total Contributions
  Receivable               -        -     1,427       -     3,925      822
Net Assets
 Available for
 Benefits              59,427    1,890   39,743      471   37,923   10,379

December 31, 1997, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -        -
Shares of
   registered
   investment
   companies           39,557   48,094   20,384       -    10,206   19,070
 Total Investments     39,557   48,094   20,384       -    10,206   19,070

Cash                       -        -        -        -        -        -
Money market funds         -        -        -        -        -        -

Participant               251      363      133       -       102      175
Employer                2,336    3,367      600       -     1,073    2,010
 Total Contributions
  Receivable            2,587    3,730      733       -     1,175    2,185

Net Assets
 Available for
 Benefits              42,144   51,824    21,117      -    11,381   21,255

December 31, 1997, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -    57,616
Shares of
   registered
   investment
   companies           38,426   38,824   30,494    4,375   16,704  348,476
 Total Investments     38,426   38,824   30,494    4,375   16,704  406,092

Cash                       -        -        -        -        -     1,811
Money market funds         -        -        -        -        -     1,890

Participant               384      440      312       36      276    3,116
Employer                2,494    3,726    2,692      282    1,725   25,835
 Total Contributions
  Receivable            2,878    4,166    3,004      318    2,001   28,951

Net Assets
 Available for
 Benefits              41,304   42,990   33,498    4,693   18,705  438,744

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 1998

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
Unrealized Appreciation
 (Depreciation) on
 Investments            4,216      194    2,319       95    5,848    1,459

Contributions:
 Participant            1,880    1,532    2,799       -    15,483    2,097
 Employer                  -        -       754       -     3,379      609
Total Contributions     1,880    1,532    3,553       -    18,862    2,706

Total Additions         6,096    1,726    5,872       95   24,710    4,165

Deductions:
 Forfeitures               -    (1,214)      11       -       223       18
 Benefits paid to
  participants             -     1,450    5,510       -     3,558    1,785
Total Deductions           -       236    5,521       -     3,781    1,803

Interfund transfers        -       938    3,649       -    (2,192)     731

Net Assets Available
 for Benefits:
Beginning of Period    59,427    1,890   39,743      471   37,923   10,379

End of Period          65,523    4,318   43,743      566   56,660   13,472

For the Year Ended December 31, 1998, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
Unrealized Appreciation
 (Depreciation) on
 Investments            3,068    2,039    4,020       -     1,605     (797)

Contributions:
 Participant            6,696   11,638    4,693       -     2,668    6,347
 Employer               2,346    3,089      600       -       757    1,499
Total Contributions     9,042   14,727    5,293       -     3,425    7,846

Total Additions        12,110   16,766    9,313       -     5,030    7,049

Deductions:
 Forfeitures               45      143       -        -        29       32
 Benefits paid to
  participants          2,674    6,131       -        -     2,509    3,106
Total Deductions        2,719    6,274       -        -     2,538    3,138

Interfund transfers     3,691      339       -        -      (799)  (2,276)

Net Assets Available
 for Benefits:
Beginning of Period    42,144   51,824   21,117       -    11,381   21,255

End of Period          55,226   62,655   30,430       -    13,074   22,890

For the Year Ended December 31, 1998, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
Unrealized Appreciation
 (Depreciation) on
 Investments            5,668     (110)   8,732    1,683   22,953   62,992

Contributions:
 Participant           10,472   15,170   10,892    1,244    7,901  101,512
 Employer               2,473    3,752    2,541      300    1,819   23,918
Total Contributions    12,945   18,922   13,433    1,544    9,720  125,430

Total Additions        18,613   18,812   22,165    3,227   32,673  188,422

Deductions:
 Forfeitures              156      185      183       -       189       -
 Benefits paid to
  participants          2,626    4,372    4,777       -     1,952   40,450
Total Deductions        2,782    4,557    4,960       -     2,141   40,450

Interfund transfers    (1,100)   1,538   (3,420)    (76)      (85)     938

Net Assets Available
 for Benefits:
Beginning of Period    41,304   42,990   33,498    4,693   18,705  438,744

End of Period          56,035   58,783   47,283    7,844   49,152  587,654

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 1997

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
Unrealized Appreciation
 (Depreciation) on
 Investments           12,109       -     1,965       62    3,185    2,108

Contributions:
 Participant            2,740       -     2,676       -    11,024    1,907
 Employer                  -        -     1,314       -     3,472      744
Total Contributions     2,740       -     3,990       -    14,496    2,651

Total Additions        14,849       -     5,955       62   17,681    4,759

Deductions:
 Forfeitures               -      (372)     (73)      -      (210)     (47)
 Benefits paid to
  participants             55      719      853    1,674    3,718      798
Total Deductions           55      347      780    1,674    3,508      751

Interfund transfers        -       544       -        -        -        -

Net Assets Available
 for Benefits:
Beginning of Period    44,633    1,693   34,568    2,083   23,750    6,371

End of Period          59,427    1,890   39,743      471   37,923   10,379

For the Year Ended December 31, 1997, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
Unrealized Appreciation
 (Depreciation) on
 Investments            2,022   10,748    2,362      566     (267)   3,763

Contributions:
 Participant            5,994    8,864    2,543      650    2,531    4,262
 Employer               2,335    3,367      600       -     1,073    2,010
Total Contributions     8,329   12,231    3,143      650    3,604    6,272

Total Additions        10,351   22,979    5,505    1,216    3,337   10,035

Deductions:
 Forfeitures             (156)    (191)     (78)     (22)     (59)    (108)
 Benefits paid to
  participants            487    3,761       -        -     1,107    1,303
Total Deductions          331    3,570      (78)     (22)   1,048    1,195

Interfund transfers        -        -     4,918    (4,918)     -        -

Net Assets Available
 for Benefits:
Beginning of Period    32,124   32,415   10,616    3,680    9,092   12,415

End of Period          42,144   51,824   21,117       -    11,381   21,255

For the Year Ended December 31, 1997, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
Unrealized Appreciation
 (Depreciation) on
 Investments            5,077    4,643    7,760      656   (1,100)  55,659

Contributions:
 Participant            9,262   10,704    7,626      849    6,665   78,297
 Employer               2,494    3,726    2,692      282    1,725   25,834
Total Contributions    11,756   14,430   10,318    1,131    8,390  104,131

Total Additions        16,833   19,073   18,078    1,787    7,290  159,790

Deductions:
 Forfeitures             (209)    (215)    (149)     (26)    (135)  (2,050)
 Benefits paid to
  participants          5,998    3,785    3,473      464    1,666   29,861
Total Deductions        5,789    3,570    3,324      438    1,531   27,811

Interfund transfers        -        -        -        -        -       544

Net Assets Available
 for Benefits:
Beginning of Period    30,260   27,487   18,744    3,344   12,946  306,221

End of Period          41,304   42,990   33,498    4,693   18,705  438,744

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

The 1996 Statement of Changes is presented in two sections. The first section reflects activity from January 1 through March 11 during which time the plan was administered by IAA Trust Company. The second section reflects activity from March 11 through December 31 during which time the plan was administered by Bankers Systems. The Plan Administrator changed to Bankers Systems from
IAA Trust Company on March 11.

For the Period From January 1, 1996 Through March 11, 1996

                     Fund A  Fund B  Fund C  Fund D  Fund E  Fund F    Total
Investment Income:
 Interest                44      -      144     (44)    119     (23)     240
 Dividends               -       96      -       -       -       -        96
 Other                   -       -       -      213      85     156      454
Total Investment
 Income                  44      96     144     169     204     133      790

Realized Gain (Loss) on
 Investments             -    4,184   2,943   4,678   4,726     782   17,313

Unrealized Appreciation
 (Depreciation) on
 Investments             -   (3,277) (2,758) (2,866) (3,395)   (785) (13,081)

Contributions:
 Participant             -       -       -       -       -       -        -
 Employer                -       -       -       -       -       -        -
Total Contributions      -       -       -       -       -       -        -

Total Additions          44   1,003     329   1,981   1,535     130    5,022

Deductions:
 Forfeitures             -       -       -       -       -       -        -
 Benefits paid to
  participants        1,084   2,893   1,641   8,338     930      -    14,886
 Amount transferred
  to new plan
  administrator       5,289  37,944  47,374  38,405  52,474  18,032  199,518
Total Deductions      6,373  40,837  49,015  46,743  53,404  18,032  214,404

Net Assets Available
 for Benefits:
Beginning of Period   6,329  39,834  48,686  44,762  51,869  17,902  209,382

End of Period            -       -       -       -       -       -        -

See accompanying notes.

For The Period From March 11, 1996 Through December 31, 1996

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
Amount Transferred
 From Former Plan
 Administrator             -    (1,607)  30,829    1,537   18,523    5,156

Unrealized Appreciation
 (Depreciation) on
 Investments           14,382       54    1,372      132    1,486      472

Contributions:
 Participant            1,037    1,861    3,062      414    6,453    1,380
 Employer                  -     1,696    1,377       -     2,907      674
Total Contributions     1,037    3,557    4,439      414    9,360    2,054

Total Additions        15,419    3,611    5,811      546   10,846    2,526

Deductions:
 Forfeitures               -     1,696       -        -        -        -
 Benefits paid to
  participants             -    (1,349)   1,520       -       672      223
Total Deductions           -       347    1,520       -       672      223

Interfund transfers    29,214       36     (552)      -    (4,947)  (1,088)

Net Assets Available
 for Benefits:
Beginning of Period        -        -        -        -        -        -

End of Period          44,633    1,693   34,568    2,083   23,750    6,371

For the Period From March 11, 1996 Through December 31, 1996, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
Amount transferred
 from former plan
 administrator         26,019   26,113    5,903    2,530    8,319   10,054

Unrealized Appreciation
 (Depreciation) on
 Investments              820    3,568    1,021      276      362      806

Contributions:
 Participant            5,322    5,980    3,342      774    1,966    2,701
 Employer               1,943    2,724      350      100      914    1,423
Total Contributions     7,265    8,704    3,692      874    2,880    4,124

Total Additions         8,085   12,272    4,713    1,150    3,242    4,930

Deductions:
 Forfeitures               -        -        -        -        -        -
 Benefits paid to
  participants          1,433    1,086       -        -       374      424
Total Deductions        1,433    1,086       -        -       374      424

Interfund transfers      (547)  (4,884)      -        -    (2,095)  (2,145)

Net Assets Available
 for Benefits:
Beginning of Period        -        -        -        -        -        -

End of Period          32,124   32,415   10,616    3,680    9,092   12,415

For the Period From March 11, 1996 Through December 31, 1996, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
Amount Transferred
 From Former Plan
 Administrator         20,947   19,112   15,144    1,869    9,070  199,518

Unrealized Appreciation
 (Depreciation) on
 Investments            4,555    2,575    1,709      408      852   34,850

Contributions:
 Participant            6,769    6,467    4,463      895    3,879   56,765
 Employer               2,248    2,986    2,132      172    1,608   23,254
Total Contributions     9,017    9,453    6,595    1,067    5,487   80,019

Total Additions        13,572   12,028    8,304    1,475    6,339  114,869

Deductions:
 Forfeitures               -        -        -        -        -     1,696
 Benefits paid to
  participants            414      812      583       -       278    6,470
Total Deductions          414      812      583       -       278    8,166

Interfund transfers    (3,845)  (2,841)  (4,121)      -    (2,185)      -

Net Assets Available
 for Benefits:
Beginning of Period        -        -        -        -        -        -

End of Period          30,260   27,487   18,744    3,344   12,946  306,221

See accompanying notes.

First Federal Savings 401(k) Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF THE PLAN

     The following description of the First Federal Savings 401(k) Plan (the 'Plan') provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

     The Plan is a profit sharing plan with a cash or deferred arrangement established in accordance with the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA. Substantially all employees of First Federal Savings are covered by the plan. Donald L. Fernandes, Chairman of the Board and CEO of First Federal Savings, is Trustee of the Plan.

ELIGIBILITY

     Each employee of First Federal Savings is eligible to participate in the Plan on the next January 1 or July 1 following or coinciding with the employee attaining the age of twenty and one-half years and completing six months of service. As of January 1, 1999, there were 44 employees eligible to participate in the Plan with 36 employees actually participating.

CONTRIBUTIONS

     Participants may elect to reduce pretax compensation from 1 to 15% and have that amount contributed to the Plan. Rollover contributions from other plans may also be made subject to approval of the Plan Administrator and to compliance with IRS regulations. In addition, the Board of Directors of First Federal Savings may elect to make matching and or discretionary contributions to the Plan to eligible participants on the last day of the fiscal year. For 1998 and 1997, First Federal Savings matched 100% of the first $250 and 50% of the next $1,500 of eligible participant contributions. Participants elect their contribution percentage when initially eligible to participate and can modify or terminate their contribution percentage as of the first day of each calendar quarter thereafter.

PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, First Federal Savings' matching and discretionary contributions and Plan earnings.

VESTING

     Participants are at all times fully vested in their contributions and the earnings thereon. Participants fully vest in employer contributions and earnings thereon after six years of qualified service based on vesting 20% after each of the second through sixth years of qualified service. A year of qualified service is earned in each 12 month period in which the participant completes at least 501 hours of service. Generally, vesting is accelerated upon retirement or due to death or disability of the participant.


PLAN ADMINISTRATOR

     As of January 1, 1998, the Plan Administrator changed from Bankers Systems Inc. to McGladrey & Pullen, LLP. Plan investments, with the exception of Eagle BancGroup, Inc. common stock, are maintained by First Mercantile Trust Company. Investments in Eagle BancGroup, Inc. common stock are maintained by the plan trustee. Bankers Systems Inc. had been Plan Administrator since March 11, 1996. IAA Trust Company was Plan Administrator prior to Bankers Systems.

INVESTMENT OPTIONS

     Participants may elect to direct the investment of any or all of their accounts under the Plan. Prior to October, 1998, participants could invest up to 50% of their account in the common stock of Eagle BancGroup, Inc., the holding company that owns First Federal Savings. This investment option is no longer allowed by the Plan, though previously purchased shares can still be held in participant accounts. Participants can also invest in any of 16 registered investment companies (mutual funds) offered through First Mercantile Trust Company. The fund numbers listed as part of the following brief fund descriptions correspond to the financial statements presented in this report.

     Fund 1: Eagle BancGroup, Inc. Common Stock

     Fund 2: First Mercantile Money Market Fund

     Fund 3: LaSalle National Trust - guaranteed investment contracts

     Fund 4: Simms Capital - global stock funds

     Fund 5: Navellier & Associates - growth stocks

     Fund 6: Miller/Howard Investments - utilities

     Fund 7: Colony Capital - government bonds

     Fund 8: Trinity Investment Management - value stocks

     Fund 9: Highland Capital Management - growth stocks and bonds

     Fund 10: Thompson, Siegel & Walmsley - value stocks and bonds

     Fund 11: T. Rowe Price - international bonds

     Fund 12: Boston Partners - large value stocks

     Fund 13: Brandes Investment Partners - international equity

     Fund 14: Frontier Capital Management - growth stocks

     Fund 15: Rittenhouse - large growth stocks

     Fund 16: Roger Engemann & Associates - growth stocks

     Fund 17: Amerindo Investment Advisors - bio-tech stocks

Participants may change their investment options quarterly.

     For reference to the financial statements dated prior to the change in Plan Administrator, listed below are the fund numbers and names for the IAA Trust Company funds:

     Fund A: Money Market Fund

     Fund B: IAA Asset Allocation Fund

     Fund C: Guaranteed Investment Contract Fund

     Fund D: International Fund

     Fund E: Common Stock Fund

     Fund F: Long Term Bond Fund

PAYMENT OF BENEFITS

     Benefits payable to a participant include the sum of their salary deferral, rollover contributions, vested share of employer contributions and net earnings on the investment of such amounts through the date of valuation. Benefits are payable to participants as a result of termination of employment, death or under certain hardship conditions. Following termination of employment or death, benefits can be paid in a lump sum, in two or more annual installments, in a nontransferable annuity contract or rolled into another qualified plan. If the vested portion of the Participant's account is less than $3,500, payment is generally made in a lump sum. If the vested portion of the Participant's Accounts exceeds $3,500, no distribution generally will be made if the Participant has not attained age 65 unless the Participant consents to an earlier distribution.

     Benefits will be paid to the designated beneficiary in the event of a Participant's death. If married, the Participant's spouse shall be the beneficiary unless the spouse has agreed to another beneficiary.

     Participants may be permitted to make a withdrawal of their contributions and employer contributions, not including earnings on such funds, under certain conditions, including payment of medical expenses, purchase of a principal residence and payment of tuition and related fees for post secondary education. Certain conditions must be met before such withdrawals and participant contributions are suspended for twelve months following such withdrawals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

     Shares in registered investment companies are carried at aggregate current value with the difference between cost and current value reflected in the statement of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market values of shares in registered investment companies are based on the quoted net asset value (redemption value) of the investment company at year end. Investment in Eagle BancGroup, Inc. common stock is carried at quoted market prices.

WITHDRAWALS AND FORFEITURES

     Participants who withdraw from the Plan forfeit any unvested amounts in their accounts. Forfeiture amounts are allocated to all other participants in addition to any amounts contributed by the Employer.

ADMINISTRATIVE EXPENSES

     Administrative expenses are generally paid by the Employer.

NOTE 3. INVESTMENTS

     The Plan Administrator holds the Plan's investments and executes all of the Plan's transactions related to all funds except the Eagle BancGroup, Inc. common stock. Transactions related to Eagle BancGroup, Inc. common stock were executed by PrimeVest Financial Services, Inc. ('PrimeVest') at the direction
of the Plan Trustee.   Financial information with respect to investments held
at December 31, 1998 and 1997 was provided by McGladrey & Pullen, LLP, First Mercantile Trust Company, PrimeVest and Bankers Systems. The financial information presented has not been audited by independent auditors. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk (*).

     First Mercantile Trust Company continually monitors the performance of the registered investment companies. As results warrant, holdings may be moved from an underforming registered investment company to a new registered investment company with the same primary investment strategy (i.e. government bonds, growth stocks, etc.). In 1998, one such change was made. Fund 4 was changed from Sun Valley Advisors, Inc. to Simms Capital.

December 31, 1998                                      Fair   Appreciation
                                  Units      Cost     Value  (Depreciation)
Common Stock:
Fund 1-Eagle BancGroup stock*   3215.50    34,443    65,114      30,671
     (11 participants)

Registered Investment Companies:
Fund 3-LaSalle National Trust*  2340.92    37,745    42,745       5,000
     (10 participants)

Fund 4-Simms Capital              23.91       408       566         158
     (1 participant)

Fund 5-Navellier & Associates*  1523.26    41,436    51,271       9,835
     (25 participants)

Fund 6-Miller/Howard Investments 548.89     9,209    12,678       3,469
     (17 participants)


Fund 7-Colony Capital*          2886.86    46,677    52,246       5,569
     (9 participants)

Fund 8-Trinity Investment Mgt*  2675.02    44,000    58,269      14,269
     (33 participants)

Fund 9-Highland Capital Mgt*     984.76    21,834    29,110       7,276
     (4 participants)

Fund 10-Thompson, Siegel &
          Walmsley                 -           -         -           -
     (no participants)

Fund 11-T. Rowe Price            998.60    10,727    12,122       1,395
     (16 participants)

Fund 12-Boston Partners          773.34    17,445    20,609       3,164
     (19 participants)

Fund 13-Brandes Investment*     3244.98    40,781    52,577      11,796
     (32 participants)

Fund 14-Frontier Capital Mgt*   1912.21    45,651    53,109       7,458
     (33 participants)

Fund 15-Rittenhouse*             887.69    28,534    43,409      14,875
     (25 participants)

Fund 16-Roger Engemann & Assoc   322.64     4,785     7,445       2,660
     (3 participants)

Fund 17-Amerindo Investment
          Advisors*              493.78    24,906    46,545      21,639
     (26 participants)

Total Investments                         408,581   547,815     139,234

December 31, 1997                                      Fair   Appreciation
                                  Units      Cost     Value  (Depreciation)
Common Stock:
Fund 1-Eagle BancGroup stock*   3052.50    31,161    57,616      26,455
     (11 participants)

Registered Investment Companies:
Fund 3-LaSalle National Trust*  2215.20    35,005    38,316       3,311
     (11 participants)

Fund 4-Sun Valley Advisors        23.91       408       471          63
     (1 participant)

Fund 5-Navellier & Associates*  1135.27    29,651    33,998       4,347
     (25 participants)

Fund 6-Miller/Howard Investments 465.01     7,073     9,557       2,484
     (21 participants)

Fund 7-Colony Capital*          2337.29    36,729    39,557       2,828
     (10 participants)


Fund 8-Trinity Investment Mgt*  2278.78    34,408    48,094      13,686
     (32 participants)

Fund 9-Highland Capital Mgt      809.13    17,001    20,384       3,383
     (3 participants)

Fund 10-Thompson, Siegel &
          Walmsley                 -           -         -           -
     (no participants)

Fund 11-T. Rowe Price            951.22    10,115    10,206          91
     (21 participants)

Fund 12-Boston Partners          701.97    14,702    19,070       4,368
     (23 participants)

Fund 13-Brandes Investment*     2681.17    29,570    38,426       8,856
     (33 participants)

Fund 14-Frontier Capital Mgt*   1347.45    32,268    38,824       6,556
     (32 participants)

Fund 15-Rittenhouse*             778.10    21,646    30,494       8,848
     (25 participants)

Fund 16-Roger Engemann & Assoc   249.37     3,390     4,375         985
     (2 participants)

Fund 17-Amerindo Investment
          Advisors               350.47    16,869    16,704        (165)
     (25 participants)

Total Investments                         319,996   406,092       86,096

NOTE 4. INCOME TAX STATUS

     The Internal Revenue Service has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. Neither the Plan Administrator nor the Plan Trustee is aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

     Participant contributions are exempt from federal income tax for the participant in the year contributed. Funds withdrawn are subject to federal income tax in the year withdrawn. Withdrawals by participants under 65 years of age may also be subject to penalty.

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

     The Plan owned 3,215.50 shares of Eagle BancGroup, Inc. (parent of First Federal Savings and Loan) common stock, with a fair market value of $65,114, at December 31, 1998. Purchases of Eagle BancGroup, Inc. common stock were allowed in the Plan from 1996 through September, 1998. In 1998 and 1997 there were purchases of 163 and 65 shares, respectively. In 1997, 2.50 shares were distributed and there were no other sales or disposals of Eagle BancGroup, Inc. common stock by the Plan in 1998 or 1997.


NOTE 6. PLAN TERMINATION

     Although the Plan is intended to continue indefinitely, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire account, including employer contributions, regardless of any other Plan provisions.



First Federal Savings 401(k) Plan
Schedule of Reportable Transactions
Year Ended December 31, 1998
(Unaudited)

Item 27(d)


Category (i) - Single transaction in excess of 5% of plan assets

                             NONE

Category (ii) - Series of transactions other than securities transactions

                             NONE

Category (iii) - A series of transactions in excess of 5% of plan assets

                             NONE

Category (iv) - Transactions with or in conjunction with a person if any single transaction with that person is in excess of 5%

                             NONE







SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       FIRST FEDERAL SAVINGS 401(K) PLAN

DATE: June 29, 1999                    /S/ DONALD L. FERNANDES
                                       -----------------------
                                       Donald L. Fernandes
                                       Trustee